Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-152875

May 12, 2009

Occidental Petroleum Corporation

Final Term Sheet

4.125% Senior Notes due June 1, 2016

Issuer:	Occidental Petroleum Corporation
Anticipated Ratings (Moody’s / S&P / Fitch):*	A2/A/A (Stable/Stable/Stable)
Trade Date:	May 12, 2009
Settlement Date:	May 15, 2009 (T+3)
Registration:	Registration Statement No. 333-152875
Security Description:	4.125% Senior Notes due June 1, 2016
Principal Amount:	$750,000,000
Maturity:	June 1, 2016
Interest Payment Dates:	Semi-annually in arrears on June 1 and December 1, commencing December 1, 2009
Coupon:	4.125% per annum, accruing from May 15, 2009
Benchmark Treasury:	2.625% due April 30, 2016
Benchmark Treasury Yield:	2.642%
Spread to Benchmark Treasury:	+160 bps
Yield to Maturity:	4.242%
Initial Price to Public:	99.292% per Note
Make-Whole Call:

At any time at the greater of (i) 100% and (ii) the present value of remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) discounted at the Adjusted Treasury Rate plus 25 basis points

Denominations:	$2,000 x $1,000
CUSIP:	674599BX2
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities Inc. UBS Securities LLC
Co-Managers:	Banc of America Securities LLC Mitsubishi UFJ Securities (USA), Inc. RBS Securities Inc. Wachovia Capital Markets, LLC

BBVA Securities Inc.

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

Credit Suisse Securities (USA) LLC

ING Financial Markets LLC

Mizuho Securities USA Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Standard Chartered Bank

The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-800-227-2275, ext. 2663, Citigroup Global Markets Inc. toll-free at 1-877-858-5407, J.P. Morgan Securities Inc. collect at 212-834-4533, or UBS Securities LLC toll free at 1-877-827-6444 ext. 561-3884.

This final term sheet supplements, and should be read in conjunction with, Occidental Petroleum Corporation’s preliminary prospectus supplement dated May 12, 2009 and accompanying prospectus dated August 11, 2008 and the documents incorporated by reference therein.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded.  Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.